April 8, 2025

Denis Phares
Chief Executive Officer
Dragonfly Energy Holdings Corp.
12915 Old Virginia Road
Reno , Nevada 89521

       Re: Dragonfly Energy Holdings Corp.
           Registration Statement on Form S-1
           Filed on April 7, 2025
           File No. 333-286406
Dear Denis Phares:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing